

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
700 Louisiana Street, Suite 900
Houston, TX 77002

> **Re: Hennessy Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A (Revised)**
> **Filed December 16, 2014**
> **File No. 001-36267**

Dear Mr. Hennessy:

    We have reviewed your responses to the comments in our letter dated November 19, 2014 and have the following additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 88

Unaudited Pro Forma Condensed Combined Statement of Operations, page 92

1. Please reconcile the Hennessy Capital loss per share for the period from September 24, 2013 (inception) through September 30, 2014 of $(0.90) to the $(1.13) loss per share for the same period presented on page F-3. It appears as though the $(0.90) per share amount represents Hennessy's loss per share for the three months ended September 30, 2014 and has been recorded on page 92 in error. Please revise accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 93

4. Notes and Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 96

2. We refer to footnote (e). Please revise to disclose how the adjustment was calculated or determined. In this regard, we note that an additional $222 million of debt at a 6.5% interest rate equals $14.4 million on interest, with tax at a 35% rate of $5 million. Please revise or advise.

Financial Statements, page F-1

School Bus Holdings, Inc. and Subsidiaries September 27, 2014 Audited Financial Statements, page F-34

Notes to Consolidated Financial Statements, page F-39

11. Income Taxes, page F-57

3. Please revise to clarify your statement that you "elected to convert the Foreign Tax Credit to a Net Operating Loss as the company does not have plans to enter into operations to generate foreign income to utilize the credits." In this regard, it is unclear how you can convert a tax credit to a net operating loss. Please advise.

    You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Michael P. Heinz, Esq.